December 8, 2009

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Mr. John Reynolds, Assistant Director

RE:	PepsiCo, Inc. Schedule 13E-3 relating to PepsiAmericas, Inc. Filed October 1, 2009 File No. 005-59971

Form S-4 Filed October 1, 2009 File No. 333-162260

Dear Mr. Reynolds:

On behalf of PepsiCo, Inc. (“PepsiCo”), we hereby submit PepsiCo’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 30, 2009 with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) and Schedule 13E-3 filed in connection with the Agreement and Plan of Merger dated as of August 3, 2009, among PepsiCo, PepsiAmericas, Inc. (“PAS”) and Pepsi-Cola Metropolitan Bottling Company, Inc., under which each outstanding share of PAS common stock not held by PepsiCo or any of its subsidiaries, will be converted into the right to receive, at the holder’s election, either 0.5022 of a share of PepsiCo’s common stock or $28.50 in cash without interest, subject to certain proration procedures.

This letter and Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes a related proxy statement / prospectus, are being filed with the Commission electronically today. In addition to the electronic filing, we are delivering via hand delivery a hard copy of this letter, along with two courtesy copies of Amendment No. 1 marked to indicate changes from the version filed on October 1, 2009.

For the convenience of the Staff, each of the Staff’s comments is reproduced and is followed by the corresponding response of PepsiCo. All references to page numbers in PepsiCo’s responses are to the pages in the marked version of Amendment No. 1.

General

1.	We note you state that 50% of the aggregate consideration to be paid for the outstanding shares of PAS common stock not held by PepsiCo or any of its subsidiaries will be in shares of PepsiCo common stock and the other 50% will be paid in cash. We further note that holders will have the right to receive either 0.5022 shares of PepsiCo common stock or $28.50 in cash, subject to proration provisions. Please provide us with your analysis as to how you are complying with the disclosure requirements in Item 1004(a)(1)(ii) of Regulation M-A, given that a security holder will not know the exact number of shares and/or amount of cash that the security holder will receive in the merger until after the vote has taken place, until you know the number of shares with respect to which appraisal rights have been exercised, after all election forms have been received, and after the proration factor has been determined. Please also disclose in your document an estimate of the aggregate number of shares and total cash that will be paid in the merger for the outstanding shares of PAS common stock not held by PepsiCo or any of its subsidiaries.

Response:

PepsiCo believes that the proxy statement / prospectus, and in particular the sections entitled “The Merger Agreement – Merger Consideration”, “The Merger Agreement – Election Procedure” and “The Merger Agreement – Proration” describe the consideration to be received by stockholders of PAS in the merger as required under Item 1004(a)(2)(ii) of Regulation M-A. Item 1004(a)(2)(ii) requires a description of “the consideration offered” in the transaction. PepsiCo respectfully submits that Item 1004(a)(2)(ii) does not require disclosure of the exact number of shares and/or the exact amount of cash that individual security holders will receive in the merger, and PepsiCo does not believe that shareholders need to know that information in order to make a fully informed investment decision. Rather, PepsiCo believes that shareholders can make a fully-informed decision based upon the formulaic proration provisions of the merger agreement that are clearly described with illustrative mathematical examples in the proxy statement / prospectus.

In response to the Staff’s comment, the disclosure on page 103 of the proxy statement / prospectus has been revised to disclose an estimate of the aggregate number of shares and total cash that will be paid in the merger.

Questions and Answers About the Merger, page 1

How do I elect cash as the form of consideration..., page 1

2.	Please revise to clarify whether the timeframe you describe for elections to be received applies to both record holders and those who hold in street name. If applicable, describe the timeframe for each type of holder.

Response:

In response to the Staff’s comment, the disclosure on page 22 of the proxy statement / prospectus has been revised.

3.	Please revise to include examples to illustrate the amount of cash and the number of shares that a security holders would receive under proration, as disclosed on pages 103-104. Please revise to also disclose the consideration in the event that all eligible holders elect cash and in the event that no eligible holders elect cash.

Response:

In response to the Staff’s comment, the disclosure on pages 19 through 22 of the proxy statement / prospectus has been revised.

Summary Term Sheet, page 6

4.	The summary term sheet must begin on the first or second page of the disclosure document. See Instruction 2 to Item 1001 of Regulation M-A. Please revise.

Response:

In response to the Staff’s comment, the summary term sheet has been moved to the front of the proxy statement / prospectus.

5.	Your summary term sheet is twenty-two pages long and, for example, contains a two page list of positive substantive and procedural factors. The summary term sheet is intended to briefly describe the most material terms of the proposed transaction and should not recite all information contained in the disclosure document. Please revise.

Response:

In response to the Staff’s comment, the summary term sheet has been revised.

6.	If you determine to retain certain portions of the list setting forth the positive factors, balance this with an equal presentation of the negative factors.

Response:

PepsiCo supplementally advises the staff that the list referred to in the Staff’s comment has been removed from the summary term sheet.

PAS’ Board of Directors Recommends Stockholder Approval of the Merger, page 9

7.	We note that PAS’ board of directors has determined that the going private transaction is fair to PAS and its stockholders (other than PepsiCo, Metro and other affiliates of PepsiCo). Please revise, here, in the letter to stockholders and in the body of your document, to state whether each filing person has determined that the Rule 13e-3 transaction is fair to the unaffiliated security holders of PAS.

Response:

In response to the Staff’s comment, the letter to stockholders, the summary term sheet and the body of the proxy statement / prospectus have been revised to make more clear the position of PepsiCo and Metro regarding the fairness of the merger to unaffiliated security holders of PAS.

PepsiCo respectfully supplementally advises the Staff that, for the reasons described in the response to Comment 22, it believes that the determination of PAS’ transactions committee and board of directors that the transaction was “fair to and in the best interests of PAS stockholders (other than PepsiCo, Metro and the other affiliates of PepsiCo)” satisfies the requirements of Item 1014 of Regulation M-A of a statement as to whether the transaction is fair to unaffiliated stockholders of PAS.

Opinions of PAS’s Financial Advisor, page 12

8.	We note on page 12 that all of Goldman Sachs transaction fee and on page 13 that a significant portion of the transaction fees payable to Centerview Partners and BofA Merrill Lynch are payable upon consummation of this merger and/or the PBG merger. Please clarify the specific portion of each transaction fee that is payable upon consummation of this merger and/or the PBG merger. In addition, revise any references to consultation with your financial advisors to address these contingent payments.

Response:

In response to the Staff’s comment, the disclosure on page 74 of the proxy statement / prospectus has been revised to specify the portion of the Centerview Partners and BofA Merrill Lynch fees payable upon consummation of the mergers and the disclosure on page 74 has been revised to address these contingent payments. With respect to Goldman Sachs, the disclosure on page 63 has been revised to address the consideration by PAS’ transactions committee and board of directors of the transaction fee payable to Goldman Sachs upon consummation of the merger.

Financing, page 19

9.	Please file the commitment letters for financing the mergers, as referenced on page 19, as exhibits to your next amendment. We note that you have filed Exhibit 99.2 to Form 8-K filed on August 4, 2009.

Response:

In response to the Staff’s comment, the commitment letter has been filed as exhibit 99.6 to Amendment No. 1. The disclosure on pages 10, 41, 43 and 87 has been revised to clarify that there is only one commitment letter for financing the mergers.

Forward-Looking Statements, page 34

10.	Section 27A of the Securities Act and Section 21E of the Exchange Act expressly state that the safe harbor provisions for forward-looking statements do not apply to statements made in connection with a going-private transaction. Please remove the references to the Private Securities Litigation Reform Act.

Response:

In response to the Staff’s comment, the disclosure on page 95 of the proxy statement / prospectus has been revised.

Shares Held by PAS’ Directors and Executive Officers, page 37

11.	Please make the statements required by Item 1012(d) and (e) of Regulation M-A regarding the reasons for the intended action and recommendations made.

Response:

In response to the Staff’s comment, the disclosure on page 97 of the proxy statement / prospectus has been revised.

Special Factors, page 42

12.	Please move the Special Factors section so that it appears in the front of the disclosure document. See Rule 13e-3(e)(1)(ii).

Response:

In response to the Staff’s comment, the Special Factors section has been moved so that it immediately follows the Questions and Answers about the Merger section in the proxy statement / prospectus. PepsiCo respectfully submits that shareholders would benefit from placing the Q&A section prior to Special Factors because shareholders expect the Q&A to be in the front of the document, and placing the Q&A after Special Factors would place it approximately 100 pages into the document.

Background of the Merger, page 42

13.	Please revise to expand the “Background of the Merger” section found on page 42. See Item 6 of Form S-4 and Item 1005(c) of Regulation M-A. For example:

•

Disclose the specific date when “PepsiCo began to consider various strategic options and transactions, including, among other things, possible business combinations, resetting the terms and conditions of PepsiCo’s relationship with either or both of PAS and PBG...” as disclosed on page 43.

•	Briefly discuss the meetings that occurred between November 2008 and April 2009, as disclosed on page 43. In doing so, please discuss in more detail the reasons for various strategies considered.

•	Disclose what is meant by “[o]n or around March 18, 2009, PepsiCo determined to reconsider the potential acquisitions.”.

Response:

With respect to the first bullet of the Staff’s comment, PepsiCo respectfully advises the Staff that given PepsiCo’s continuous monitoring and evaluation of its business performance and planning as described in the proxy statement / prospectus, PepsiCo does not believe that there was any specific date on which PepsiCo began to consider the various strategic options and transactions referred to in the Staff’s comment. Accordingly, the language referred to by the Staff was meant to convey that these matters were considered on a recurring basis since the organization of PBG and PAS in their current forms approximately ten years ago. As described in the immediately following paragraph in the proxy statement / prospectus, the discussions that ultimately gave rise to the mergers began in November 2008.

In response to the Staff’s comment, and in particular the second bullet of the Staff’s comment, the disclosure in the proxy statement / prospectus regarding the “Background of the Merger” section has been expanded.

With respect to the third bullet of the Staff’s comment, PepsiCo respectfully advises the Staff that there was no date on which a single, formal determination to reconsider the potential acquisition of PAS and PBG was made, but rather over the course of the days before the March 20, 2009 PepsiCo board meeting senior management developed a consensus view that the potential acquisitions of PAS and PBG should be reconsidered.

14.	We note that you disclose the purpose of the PAS special committee on page 48. Disclose any limitations placed on the authority of the special committee and any arrangements for compensating the individuals who served on the committee.

Response:

In response to the Staff’s comment, the disclosure on pages 33 and 34 of the proxy statement / prospectus has been revised.

15.	Each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A, This requirement applies to both preliminary and final reports. Please revise to summarize all presentations or reports, both oral and written, provided by an outside party and confirm that you have filed any written materials, including board books, as exhibits pursuant to Item 9 of Schedule 13e-3 and Item 1016(c) of Regulation M-A. For example and without limitation, it appears that representatives of Centerview Partners and BofA Merrill Lynch gave presentations on January 4, 2009 and April 19, 2009, and Goldman Sachs gave a financial presentation on April 28, 2009, yet there is no summary of this presentation.

Response:

In response to the Staff’s comment, the disclosure in the proxy statement / prospectus under “Special Factors – Background of the Merger” has been revised, including the following: pages 27-28 have been revised to include a more detailed summary of the presentations at the January 4, 2009 PepsiCo board meeting;

pages 28-29 have been revised to include a more detailed summary of the presentations at the April 19, 2009 PepsiCo board meeting; and page 34 has been revised to include a more detailed summary of the April 28, 2009 Goldman Sachs presentation.

PepsiCo supplementally advises the Staff that it believes that the proxy statement/prospectus provides a reasonably detailed description of all reports, opinions and appraisals from outside parties materially related to the merger as required by Items 1015(a) and (b) and Item 1016(c) of Regulation M-A, and PepsiCo supplementally confirms to the Staff that all such reports, opinions and appraisals have been filed as exhibits as required by Item 9 of Schedule 13e-3 and Item 1016(c) of Regulation M-A. PepsiCo further supplementally advises the Staff that (i) the written presentation materials used by representatives of Centerview Partners and BofA Merrill Lynch on January 4, 2009 comprise part of the presentation filed as Exhibit 99(c)(3) to the Registration Statement, (ii) the written presentation materials used by representatives of Centerview Partners and BofA Merrill Lynch on April 19, 2009 comprise part of the presentation filed as Exhibit 99(c)(4) to the Registration Statement and (iii) the written presentation materials used by representatives of Goldman Sachs on April 28, 2009 were filed as Exhibit 99(c)(6) to the Registration Statement.

16.	In addition, to the extent these presentations, discussions or reports discussed any specific terms or valuations, please disclose.

Response:

In response to the Staff’s comment, the disclosure in the proxy statement / prospectus under “Special Factors – Background of the Merger” has been revised.

17.	Please disclose why the transaction was structured so that consideration would consist of half cash and half PepsiCo common stock, or direct us to where the disclosure appears in the document.

Response:

PepsiCo supplementally advises the Staff that, as described in the proxy statement / prospectus, the structure of the consideration payable in the merger (half cash and half PepsiCo common stock, with individual shareholders other than PepsiCo and its subsidiaries entitled to elect to receive cash or stock subject to certain proration procedures) was the result of negotiations between the parties. In particular:

•	As described on page 29, PepsiCo’s initial proposal was a 50% cash, 50% stock transaction.

•	As described on page 39 of the proxy statement /prospectus, in early July 2009 PepsiCo indicated a willingness to PBG to increase the proportion of cash consideration.

•	As indicated on page 40, on July 31, 2009 PepsiCo and the PBG special committee tentatively agreed on a 50% cash, 50% stock mix of consideration.

•	As indicated on pages 40-41, on August 1, 2009 the PAS transaction committee and its advisors considered whether to seek a collar around the stock portion of the consideration being offered.

•

As indicated on page 41, on August 3, 2009 PepsiCo separately agreed with each of PAS and PBG on the 50-50 cash/stock mix of consideration, with the addition of a cash election feature that was subject to proration.

18.	Please disclose the premium above the PAS trading price either discussed or believed appropriate by the PAS transaction committee, as referenced in discussions between June 29, 2009 and July 13, 2009, disclosed on page 52.

Response:

In response to the Staff’s comment, the disclosure on page 38 of the proxy statement / prospectus has been revised.

Recommendation of PAS’ Transactions Committee and PAS’ Board of Directors as to Fairness of the Merger, page 57

19.	On page 58 and elsewhere in the prospectus, please delete the discussion concerning “arms-length negotiations.” References to arms-length negotiations are inappropriate in a going private transaction.

Response:

In response to the Staff’s comment, the references to “arms-length negotiations” throughout the proxy statement / prospectus have been deleted.

20.

Please ensure that you have provided a reasonably detailed discussion of each material factor forming the basis for each party’s fairness determination. A listing of the factors considered by the filing person, without a discussion of how that factor relates to the determination that the transaction is fair to the unaffiliated stockholders is inadequate. For example, on page 58, you indicate that the transaction committee considered “management’s and their own views and opinions on the current beverage and bottling industry environment.” You do not, however, explain how this factor contributed to the special committee or the board’s determination that the transaction is fair.

Response:

In response to the Staff’s comment, the disclosure in the proxy statement / prospectus under “Special Factors — Recommendation of PAS’ Transactions Committee and PAS’ Board of Directors as to Fairness of the Merger” and “Special Factors — Position of PepsiCo and Metro Regarding Fairness of the Merger” has been revised.

21.	In this regard, if one filing person relied upon the analyses of another with respect to any of the factors itemized in Instruction 2 to Item 1014 of Regulation M-A, such as the financial advisor or the special committee, that party must expressly adopt the conclusion and analyses of the other. Refer to Q&A No. 20 in Exchange Act Release No. 17719 (April 13, 1981).

Response:

In response to the Staff’s comment, the disclosure on page 56 in the proxy statement / prospectus has been revised.

22.	We note the disclosure on page 57 that the transaction committee and the board of directors determined that the transaction was “fair to and in the best interests of PAS stockholders (other than PepsiCo, Metro and the other affiliates of PepsiCo).” Item 1014 of Regulation M-A requires a statement as to whether the transaction is fair or unfair to unaffiliated security holders. Please revise the disclosure accordingly or advise. In addition, please address here and throughout the proxy statement as necessary, how any filing person relying on the financial advisor’s opinion was able to reach the fairness determination as to the unaffiliated security holders given that the financial advisor’s fairness opinion addressed fairness with respect to security holders other than PepsiCo and its affiliates, rather than all security holders unaffiliated with the Company.

Response:

PepsiCo respectfully supplementally advises the Staff that it believes the determination of PAS’ transactions committee and board of directors that the transaction was “fair to and in the best interests of PAS stockholders (other than PepsiCo, Metro and the other affiliates of PepsiCo)” satisfies the requirements of Item 1014 of Regulation M-A of a statement as to whether the transaction is fair to unaffiliated stockholders of PAS. PepsiCo, Metro and the other affiliates of PepsiCo are the only stockholders of PAS who are engaged in the transaction for purposes of Rule 13E-3.

In cases where the Staff has determined that management of the issuer in a going private transaction was engaged in the transaction for the purposes of Rule 13e-3, important factors in the Staff’s analysis were whether the issuer’s management would ultimately (i) hold a material amount of the surviving company’s equity securities, (ii) occupy seats on the board of the surviving company in addition to senior management positions, or (iii) otherwise be in a position to “control” the surviving company within the meaning of Exchange Act Rule 12b-2. (Please see Section II.D.3 of the Current Issues Outline dated November 14, 2000, and Section 201.05 of the Compliance & Disclosure Interpretations on “Going Private Transactions by Certain Issuers or Their Affiliates: Rule 13e-3.”)

PepsiCo and PAS considered whether any of PAS’ executive officers or directors were affiliates of PAS engaged in the transaction for purposes of Rule 13E-3, and concluded that such persons were not affiliates engaged in the transaction for purposes of Rule 13E-3. No director or executive officer of PAS is the beneficial owner of more than 1% of the outstanding shares of common stock of PAS other than Robert C. Pohlad, Chairman of PAS’ board of directors and Chief Executive Officer of PAS, who is the beneficial owner of approximately 10.4% of the outstanding shares of PAS’ common stock. None of Mr. Pohlad or the other directors or executive officers of PAS will be serving on the board of directors or as an executive officer of the surviving corporation or PepsiCo following the consummation of the merger, except that G. Michael Durkin, Jr., currently an executive officer of PAS, entered into a retention agreement with PepsiCo on October 26, 2009 (almost three months following execution of the merger agreement) that provides that, as of the completion of the merger, Mr. Durkin will serve as the President, North American Field Operations, of PepsiCo Bottling North America (the business unit to be formed effective upon completion of the merger that will comprise the current PAS and PBG operations in the United States, Canada and Mexico). Mr. Pohlad agreed on October 5, 2009 (more than two months following execution of the merger agreement) to serve along with Eric J. Foss, PBG’s current chairman and CEO, Indra K. Nooyi, PepsiCo’s current chairman and CEO, and Craig E. Weatherup, PBG’s founding chairman and CEO, on a special advisory board to be established by PepsiCo upon completion of the merger in order to facilitate a smooth integration of the PAS and PBG bottling business; however, this special advisory board does not constitute a board or committee of the board of the surviving corporation or PepsiCo. Neither Mr. Pohlad nor any of the other directors or executive officers of PAS will hold a material amount of PepsiCo’s equity securities following the merger (such persons will collectively own no more than approximately 0.34% of the outstanding shares of PepsiCo’s common stock, and Mr. Pohlad will own no more than 0.33% of the outstanding shares of PepsiCo’s common stock, assuming in each case that 50% of these persons’ shares of PAS’ common stock are converted into PepsiCo common stock and taking into account the approximately 0.12% of the outstanding shares of PepsiCo’s common stock currently beneficially owned by Mr. Pohlad) or be in any position to “control” PepsiCo or any of its affiliates as “control” is defined under the Exchange Act Rule 12b-2. No director or executive officer of PAS, including Mr. Pohlad, has entered into any agreement to vote his or her shares of PAS’ common stock to approve the proposal to adopt the merger agreement.

None of the important factors previously identified by the Staff in determining when management of an issuer in a going private transaction was engaged in the transaction for the purposes of Rule 13e-3 or similar facts were applicable to any of the directors or executive officers of PAS, including Mr. Pohlad, at the time PAS’ transactions committee made its determination that the transaction was fair to and in the best interests of PAS stockholders (other than PepsiCo, Metro and the other affiliates of PepsiCo). Therefore, PepsiCo and PAS believed that no director or executive officer of PAS was engaging in the transaction for the purposes of Rule 13e-3. As a consequence, the interests of Mr. Pohlad and the other executive officers and directors of PAS as security holders of PAS were aligned with all of the other unaffiliated security holders of PAS. Like such unaffiliated security holders, the primary and overriding interest in the transaction of Mr. Pohlad and the other executive officers and directors of PAS as security holders of PAS was the merger consideration. PepsiCo has been advised by PAS that, in such circumstances, PAS believed it was appropriate for Goldman Sachs to address its opinion as to the fairness to PAS’ stockholders other than PepsiCo and affiliates of PepsiCo because only PepsiCo and its affiliates stood on the “other side” of the transaction and therefore had interests that were not aligned with the unaffiliated security holders. As a result, PAS also believed it was appropriate for PAS’ transactions committee and PAS’ board to rely on such a fairness opinion as one factor in the many factors they considered to arrive at their fairness determinations.

23.	You disclose that PAS’ Transactions Committee and PAS’ Board of Directors have determined that the transaction is fair to representative constituents. Please disclose whether each of these entities has determined that the transaction is substantively and procedurally fair.

Response:

In response to the Staff’s comment, the disclosure on page 43 of the proxy statement / prospectus has been revised.

24.	Please advise why PAS’ Transaction Committee considered it a positive factor indicating fairness of the transaction that alternative bidders would be unlikely to submit competing proposals given the publicly expressed refusal of PepsiCo to entertain those proposals.

Response:

PepsiCo supplementally advises the Staff that it has been advised by PAS that PAS’ transactions committee considered a number of factors in reaching its determination and making its recommendation to approve the transaction to PAS’ board, including the fact that an alternative bidder would be unlikely to be able to consummate an acquisition of PAS due to PepsiCo’s stated position that it was unwilling to sell its shares of PAS common stock. This view was further supported by the fact that, to date, no alternative bidder has come forward with an alternative acquisition proposal. The absence of such alternative acquisition proposal, and the likelihood that no party would make such an alternative acquisition proposal, indicated to PAS’ transactions committee that the proposal from PepsiCo with respect to the merger agreement and the transactions contemplated thereby was the only business combination transaction capable of being consummated. This factor is simply included to highlight that no other party is likely to come forward to offer a higher purchase price than PepsiCo.

25.	Please explain why the likelihood that the merger would be completed is an element of fairness to unaffiliated security holders.

Response:

PepsiCo supplementally advises the Staff that it has been advised by PAS that, having determined that the transaction was fair and in the best interests of PAS’ stockholders (other than PepsiCo, Metro and the other affiliates of PepsiCo), PAS’ transactions committee regarded it as important that the merger be consummated as promptly as practicable and that the holders of PAS’ common stock receive the merger consideration in a reasonable amount of time. In addition, the likelihood of the merger’s completion was a material consideration for PAS’ transactions committee because of the potential harm and disruption to PAS and its employees if the transaction was ultimately not consummated or if the transaction’s closing was unduly delayed by regulatory hurdles. For the foregoing reasons, PAS’ transactions committee considered as a material factor, in reaching its determination and making its recommendation to approve the transaction to PAS’ board, the likelihood that the merger would be completed. The obligation of PepsiCo to vote or cause to be voted all of the shares of PAS common stock beneficially owned by it or any of its subsidiaries (including

Metro) to adopt the merger agreement, the financial and capital resources of PepsiCo and PepsiCo’s incentives to complete the merger were all material factors in PAS’ transactions committee’s fairness determination and its recommendation of the merger.

26.	Please explain why PAS’ Transactions Committee considered the existence of appraisal rights to be indicative of fairness. The ability of an aggrieved security holder to follow an appraisal procedure under state law would not seem to render the transaction fair.

Response:

PepsiCo supplementally advises the Staff that it has been advised by PAS that the availability of appraisal rights to PAS’ stockholders who do not vote for adoption of the merger is cited as a factor because it provides a means for those stockholders who may disagree with PAS’ transactions committee’s determination that the merger is fair to PAS’ stockholders to have an independent judicial determination of “fair value” should a stockholder seek to pursue such a remedy.

27.	Please disclose whether or not PAS’ Transactions Committee and PAS’ Board considered the long-term value of PAS common stock as an element of fairness. If not, please disclose why.

Response:

PepsiCo supplementally advises the Staff that Goldman Sachs presented on August 4, 2009 certain analyses to PAS’ transactions committee that analyzed the long-term value of PAS’ common stock, including analysis of the illustrative present value of the future share price of PAS’ common stock and certain long term financial projections for PAS. Please see Exhibit 99(c)(8) to the Registration Statement. PepsiCo supplementally advises the Staff that it has been advised by PAS that PAS’ transactions committee and PAS’ board reviewed and took into account Goldman Sachs’ analysis, including its analysis with respect to the illustrative present value of the future share price of PAS’ common stock. In addition, as noted in the response to Comment 21, the disclosure in the proxy statement / prospectus has been revised to make clear that each of PAS’ board of directors and transactions committee has adopted the conclusion and analyses of Goldman Sachs set forth in its written opinion.

28.	Please disclose whether PAS’ Transactions Committee and PAS’ Board of Directors considered as a negative factor the fact that two of your affiliates, Mr. Pohlad and PepsiCo, collectively own sufficient shares to approve the transaction, so that the vote of an unaffiliated shareholder against the transaction will have no effect. Please also make clear throughout your document where appropriate that the vote for this transaction is assured, if true.

Response:

PepsiCo respectfully supplementally advises the Staff that PAS has advised PepsiCo that PAS believes that Mr. Pohlad is not an affiliate of PAS engaged in the transaction for the purposes of Rule 13e-3 for the reasons set forth in the response to Question 22 above, and as such, should not be viewed as acting together with PepsiCo. Mr. Pohlad did not enter into any agreement regarding the voting of his shares of PAS’ common stock for the transaction and his vote is no more assured than that of any other holder of PAS’ common stock (other than PepsiCo and its affiliates).

29.	Please disclose whether PAS’ Transactions Committee and/or PAS’ Board of Directors considered the prices paid in previous purchases, as disclosed on page 173. See Instruction 2(vi) to Item 1014 of Regulation M-A.

Response:

PepsiCo supplementally advises the Staff that it has been advised by PAS that the share prices paid by PAS in previous share repurchases were not considered as material factors by PAS’ transactions committee or PAS’ board. The fact that in the quarter ending April 4, 2009, PAS had repurchased shares of its common stock at an average price of $16.74 a share did not materially influence PAS’ transactions committee or its board as to what was a fair price for PAS’ shares because both PAS’ transactions committee and PAS’ board believed that PAS had intrinsic value which was not always reflected in its share price.

30.	Please quantify the going concern value.

Response:

PepsiCo supplementally advises the Staff that it has been advised by PAS that PAS’ transactions committee considered PAS to be a viable going concern when it considered various valuation mechanics in connection with PAS’ transactions committee’s fairness determination. However, PAS’ transactions committee did not consider it material to its fairness determination to quantify a specific going concern value. Instead, PAS’ transactions committee believed that the financial analysis conducted by Goldman Sachs along with all the other material factors that PAS’ transactions committee considered (those considerations disclosed starting on page 44 of the proxy statement / prospectus) were the appropriate considerations for its fairness determination.

Position of PepsiCo and Metro Regarding Fairness of the Merger, page 63

31.	We refer you to the factors that PepsiCo and Metro considered in determining the fairness of this transaction. Revise to provide a materially complete discussion of the basis for the filing persons’ belief that the factor supports the fairness determination. For example, how do the premiums listed on page 64 support its fairness determination?

Response:

In response to the Staff’s comment, the disclosure on pages 50 to 51 of the proxy statement / prospectus has been revised.

32.	Please explain why it is an element of fairness that security holders will receive all or part of the merger consideration in the form of shares of PepsiCo common stock, given that these shares are publicly traded.

Response:

In response to the Staff’s comment, the disclosure on pages 50-51 of the proxy statement / prospectus has been revised.

Plans for PAS, page 67

33.	Please revise to describe any changes to management or if the same officers and directors will continue with the surviving corporation.

Response:

In response to the Staff’s comment, the disclosure on page 54 of the proxy statement / prospectus has been revised.

Opinion of PAS’ Financial Advisor, page 69

34.	Please ensure that each report describes the purpose of each analysis and why particular measures, multiples and ratios were chosen for analysis. If applicable, please include the underlying data, including any mean, average, high and low values and any comparable values for PAS that were considered. In addition, for each report, please identify the companies and transactions that met your selection criteria and disclose any companies or transactions that were excluded and the reasons for their exclusion. Please revise to describe how the results of each analysis support the fairness conclusion. We note that you have included some of this information for some of the methods of analysis.

Response:

In response to the Staff’s comment, the disclosure for each analysis discussed under “Opinion of PAS’ Financial Advisor” has been revised.

35.	We note your statement on pages 69 and 70 that Goldman Sachs “relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to...” Please note that any non-public information used by Goldman Sachs in formulating its data should be summarized in the filing. If such information was used, please indicate whether the board reviewed, for accuracy and completeness, this financial information and whether and how the board determined that the financial advisor’s reliance upon those materials was reasonable. Please also confirm that you have disclosed all projections and underlying assumptions of the company that were supplied to Goldman Sachs that it used to formulate its opinion, including the specific assumptions outlined in Goldman Sachs’ fairness opinion and report. This comment applies similarly to the opinions of Centerview Partners and BofA Merrill Lynch.

Response:

PepsiCo supplementally advises the Staff that it has been advised by PAS that the material nonpublic information that Goldman Sachs relied upon consisted of the following forward-looking data: forecasts by PAS that are disclosed on pages 55-56, synergies forecasted by PAS that are disclosed in the “Illustrative Present Value of Future Share Price of PepsiCo Analysis” on page 62, and modifications by PAS of certain publicly available research analyst estimates of the future financial performance of PepsiCo and PBG. As specified on page 57, PAS consented to Goldman Sachs’ reliance on these forward-looking data as having been reasonably prepared by PAS on a basis representing the best currently available estimates and judgments of PAS. In addition, management of PAS presented these data to PAS’ board and transactions committee and, based on the PAS’ board and transactions committee’s review of these data and interaction with management, PAS’ board and transactions committee relied in good faith on these forward-looking data prepared by PAS management.

PepsiCo further supplementally advises the Staff that all material non-public information provided by PepsiCo to Centerview Partners and/or BofA Merrill Lynch in connection with the mergers has been disclosed in the proxy statement / prospectus.

36.	For the selected companies and selected precedents analyses, explain the significance of each finding and how the results support the final determination of the fairness of the merger consideration. In this regard, for each analysis, disclose the implied equity value and implied price per share, as applicable. Also, disclose the meaning and significance of each analysis and draw a conclusion between the results of the analysis versus the specific consideration offered in the transaction.

Response:

In response to the Staff’s comment, the disclosure for each analysis discussed under “Opinion of PAS’ Financial Advisor” has been revised.

37.	Please disclose and discuss the undisclosed assumptions underlying many of the analyses found in the proxy statement. For example:

•

Please explain how Goldman Sachs arrived at discount rates ranging from 7.00% to 8.00% using a weighted average cost of capital analysis and perpetuity growth rates ranging from 1.00% to 2.00% in the illustrative discounted cash flow analysis.

•

Please disclose the basis for using price-to-earnings multiple estimates of 11.0x, 13.0x and 15.0x for 2009 to 2011 and a discount rate of 10.5% by utilizing a cost of equity analysis in the illustrative present value of future share price of PAS analysis.

•

Please further disclose how Goldman Sachs arrived at a discount rate of 6.5% based on a cost of equity capital analysis for PepsiCo in the illustrative present value of future share price of PepsiCo analysis.

•

Please disclose the basis for the assumed annual growth rate of 5.0% supplied by PepsiCo’s management and used in the discounted cash flow analysis discussed on page 81. Explain why the range of estimated free cash flow perpetuity growth rates of 1.0% to 2.0% was reviewed. Further explain how the weighted average cost of capital PAS led to discount rates ranging from 7.5% to 8.5%.

Response:

In response to the first three bullets of the Staff’s comment, the disclosure for each analysis discussed under “Opinion of PAS’ Financial Advisor” has been revised.

In response to the first comment in the last bullet of the Staff’s comment, the disclosure under “Opinion of PepsiCo’s Financial Advisors – Joint Financial Analyses of Centerview Partners and BofA Merrill Lynch” has been revised. In response to the other comments in the last bullet of the Staff’s comment, the disclosure appearing on page 70 of the proxy statement / prospectus has been revised with respect to the estimated discount rates between 7.5% and 8.5% and the estimated free cash flow perpetuity growth rate of 1.5% used by Centerview Partners and BofA Merrill Lynch in their discounted cash flow analysis.

Selected Transactions Analysis, page 71

38.	Please list the transactions reviewed in the selected transactions analysis and clarify how Goldman Sachs determined these were comparable acquisitions. Explain why “[t]he selected transactions included transactions in which the acquiror was not a significant shareholder of the target.” Additionally we note the criteria that the value of the transactions was as low as $1.0 billion. The fee table indicates the equity value of the shares to be received from PAS in this transaction is approximately $1.6 billion.

Response:

PepsiCo supplementally advises the Staff that it has been advised by PAS that 671 transactions, consisting of 349 all-cash transactions, 133 all-stock transactions and 189 cash/stock combination transactions, were reviewed for the selected transactions analysis. PepsiCo respectfully submits that listing out each of these hundreds of transactions, together with related data for each transaction as requested in comment 39, would overwhelm the reader and not improve the quality of the disclosure. Thus, PepsiCo believes it is not practicable to list each transaction in the proxy statement / prospectus. PepsiCo has been advised by PAS that Goldman Sachs, in its professional judgment, had determined that $1.0 billion was the appropriate criteria for review of comparable transactions. However, in response to the Staff’s comment, the disclosure under “Selected Transactions Analysis” has been revised to include greater transparency as to the number of transactions subject to this analysis and matters referenced in the second, third and fourth sentences of this paragraph.

39.	Please disclose the premium to share price one trading day prior to announcement for each company selected.

Response:

Please see response to comment 38.

Selected Companies Analysis, page 71

40.	Please disclose all multiples discussed for each selected company in the analysis.

Response:

In response to the Staff’s comment, a table has been added under “Selected Companies Analysis.”

Selected Precedents, page 72

41.	Please further explain how the selected acquired companies “may be considered similar to certain of PAS results, market size and product profile.” Disclose the methodology and criteria used to determine the transactions selected for comparison and identify the date of each transaction. Please indicate whether the criteria were consistently applied and indicate whether any additional business sale transactions fit within these criteria but were not analyzed, and if so, why not. This comment applies similarly to the selected precedent transactions analysis of Centerview Partners and BofA Merrill Lynch.

Response:

To the extent the comment relates to Goldman Sachs, in response to the Staff’s comment the disclosure under “Selected Precedents” has been revised.

To the extent the comment relates to Centerview Partners and BofA Merrill Lynch, in response to the Staff’s comment, the disclosure in the proxy statement / prospectus under “Selected Precedent Transactions Analysis” beginning on page 70 has been revised to clarify that the transactions included were transactions involving relevant international beverage companies that are of a substantial size and for which publicly disclosed information is available. PepsiCo supplementally advises the Staff that is has been informed by Centerview Partners and BofA Merrill Lynch that they are not aware of any transactions meeting these criteria other than those used in their analysis.

42.	Please state the transaction corresponding to each EV/LTM EBITDA shown.

Response:

In response to the Staff’s comment, the table in the proxy statement / prospectus under “Selected Precedents” has been revised.

Illustrative Pro Forma Value Analyses, page 73

43.	Please explain the apparent use of different synergy values used in the illustrative present value of future share price of PepsiCo analysis and the illustrative pro forma value analyses.

Response:

In response to the Staff’s comment, the disclosure under “Illustrative Present Value of Future Share Price of PepsiCo” in the proxy statement / prospectus has been revised to clarify that the same synergy values were used in both this analysis and under “Illustrative Pro Forma Value Analysis.”

44.	You make reference on page 75 to Goldman Sachs’ past relationships with PAS. Please describe, with more specificity, PepsiCo’s and PAS’ relationship with Goldman Sachs during the past two years. Include within your discussion the amount of compensation received or to be received. See Item 1015(b)(4) of Regulation M-A.

Response:

In response to the Staff’s comment, the disclosure on page 63 of the proxy statement / prospectus has been revised.

Selected Publicly Traded Companies Analysis, page 81

45.	Please disclose the criteria Centerview Partners and BofA Merrill Lynch used to select Coca-Cola Enterprises Inc. and Dr Pepper Snapple Group, Inc, Please quantify the specific criteria used to select these companies. In addition, please revise to disclose the data underlying the results described in this section. For example, disclose the enterprise value and estimated EBITDA, and the data from each transaction that resulted in the multiple range disclosed on page 82 with respect to the Precedent Transactions Analysis, and the PAS data to which the multiple was applied to arrive at the implied per share equity value range on page 82.

Response:

In response to the Staff’s comment, the disclosure of the Selected Publicly Traded Companies Analysis beginning on page 69 of the proxy statement / prospectus has been revised to clarify that Coca-Cola Enterprises Inc. and Dr Pepper Snapple Group, Inc. were selected because they are the only two publicly traded companies in the United States beverage sector with significant bottling operations and enterprise values of greater than $500 million. The disclosure was also revised to disclose the 2009 estimated EBITDA and LTM EBITDA of PAS used in the financial analyses.

PepsiCo respectfully submits to the Staff that Item 1015(b)(6) of Regulation M-A requires a “summary concerning the negotiation, report, opinion or appraisal”, not a complete replication of the presentation. The proxy statement / prospectus summarizes in detail the financial analyses presented in the August 3, 2009 presentation to PepsiCo’s board of directors in a manner typical for how these types of analyses are customarily described in similar disclosure documents by providing the range of multiples. PepsiCo respectfully submits that it believes that replication of all of the data underlying the financial analyses would not be consistent with the requirements of Item 1015(b)(6) of Regulation M-A and would only make the disclosure less meaningful and less helpful. In the event a stockholder desires the additional information, the August 3, 2009 presentation to PepsiCo’s board of directors has been filed as exhibit 99(c)(5) to the Registration Statement.

Selected Precedent Transactions Analysis, page 82

46.	Please explain how the reference range of 8.0x-10.0x of selected multiples of enterprise value to LTM EBITDA was chosen.

Response:

In response to the Staff’s comment, the disclosure on page 71 of the proxy statement / prospectus has been revised.

Precedent Squeezeout Premiums Analysis, page 83

47.	Please further explain the specific criteria used to choose the “selected transactions” between January 1, 2004 and the date of the opinions. In particular we note the criteria that the value of the transactions was as low as $250 million. The fee table indicates the equity value of the shares to be received from PAS in this transaction is approximately $1.6 billion. In addition please revise to disclose the revenues and profits for each company and compare them to PepsiCo and PAS so that investors can determine whether they are reasonably comparable.

Response:

In response to the Staff’s comment, the disclosure on page 71 of the proxy statement / prospectus has been revised to reflect that the review included all transactions between January 1, 2004 and the date of the opinions which were acquisitions of publicly traded minority interests in a United States company with a value of greater than $250 million with an initial acquirer ownership stake of at least forty percent and which ultimately led to a public agreement or tender offer. PepsiCo supplementally advises the Staff that it understands Centerview Partners and BofA Merrill Lynch selected $250 million as the appropriate criteria because it provided a large data set for this analysis and it was less relevant to Centerview Partners’ and BofA Merrill Lynch’s precedent squeezeout premiums analysis that the selected precedents were of a comparable size to PAS.

PepsiCo further supplementally advises the Staff that the revenues and profits for the selected companies were not included in the presentations to PepsiCo’s board of directors on January 4, 2009, April 19, 2009 and August 3, 2009 and therefore PepsiCo believes it would be inappropriate to include them in the summary of Centerview Partners’ and BofA Merrill Lynch’s financial analyses.

48.	Please disclose the final offer premium prior to announcement for each selected transaction.

Response:

PepsiCo supplementally advises the Staff that the description of Centerview Partners’ and BofA Merrill Lynch’s Precedent Squeezeout Premiums Analysis already includes summary information relating to the premia paid in these precedent transactions (i.e., minimum, maximum and mean premia). PepsiCo respectfully supplementally advises the Staff that it believes that setting forth detailed premia information for each of these individual transactions would not materially enhance an investor’s understanding of Centerview Partners’ and BofA Merrill Lynch’s analysis.

Pro Forma Accretion/Dilution Analysis, page 84

49.	Disclose how the pro forma accretion/dilution analysis was used to determine the fairness of the transaction.

Response:

In response to the Staff’s comment, the disclosure on page 73 of the proxy statement / prospectus has been revised to reflect that the pro forma accretion/dilution analysis, in this context, is not a material component of evaluating the fairness of a transaction from a financial point of view and that Centerview Partners and BofA Merrill Lynch performed this analysis in order to assist PepsiCo’s board of directors in assessing the impact of the transaction on the earnings per share of PepsiCo.

Miscellaneous, page 85

50.	You refer to Centerview Partners’ and BofA Merrill Lynch’s familiarity with PepsiCo and its business on page 86. Please describe, with more specificity, PepsiCo’s and PAS’ relationships with Centerview Partners and BofA Merrill Lynch during the past two years. Include within your discussion the amount of compensation received or to be received. See Item 1015(b)(4) of Regulation M-A. In particular, please disclose the amount of compensation payable to BofA Merrill Lynch in connection with the financing of the merger.

Response:

In response to the Staff’s comment, the disclosure on pages 74-75 of the proxy statement / prospectus has been revised.

51.	If you are not disseminating all fairness opinions to security holders, please include the statement required by Item 1015(c) of Regulation M-A.

Response:

In response to the Staff’s comment, the disclosure on page 64 of the proxy statement / prospectus has been revised.

The Merger Agreement, page 99

52.	We note your statement that terms and information in the merger agreement should not be relied upon as disclosures about PepsiCo or PAS, and that the merger agreement is not intended to change or supplement the disclosures in your public reports. The merger agreement was filed as an exhibit to a publicly filed document. Please revise to remove the implication that the merger agreement and summary do not constitute public disclosure. We would not object if you revised this language to state that the merger agreement is not intended to change or supplement the disclosures in your public reports filed with the SEC, but rather is intended to govern the contractual rights and relationships, and to allocate risks, between the parties to the agreement.

Response:

In response to the Staff’s comment, the disclosure on page 102 of the proxy statement / prospectus has been revised.

Unaudited Pro Forma Condensed Combined Financial Information, page 118 General

53.	Please provide updated pro forma financial statements as of the most recent date for which you have filed a consolidated balance sheet (i.e. September 5, 2009). Refer to Article 11-02 of Regulation S-X.

Response:

In response to the Staff’s comment, the unaudited pro forma condensed combined financial statements in the proxy statement / prospectus have been revised as of and for the thirty-six weeks ended September 5, 2009.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

Note 4 — Estimated Purchase Price and Resulting Adjustment to Goodwill, page 127

54.	We note that you have utilized your stock price as of June 13, 2009 in your calculation of the estimated purchase price of PepsiAmericas and Pepsi Bottling Group. However, it appears that you should have utilized the most recent stock price at the time of filing to determine the value of the stock that will be issued. Please revise.

Response:

In response to the Staff’s comment, the unaudited pro forma condensed combined financial statements in the proxy statement / prospectus have been revised to reflect PepsiCo’s share price as of November 2, 2009. PepsiCo supplementally advises the Staff that it will continue to update its stock price in subsequent filings.

55.	We note that you have presented a sensitivity analysis per page 128 assuming a 25% increase or decrease in your stock price. We also note that the Black-Scholes model used to calculate the fair value of your stock-based compensation awards assumed an expected volatility factor of 16% as of December 27, 2008 and 17% as of September 5, 2009, Please provide us with a bridge between the volatility factor used in your recent Black-Sholes models and in this sensitivity analysis as your disclosure states that a 25% change is deemed to be reasonable based in part on the expected volatility used in your recent Black-Scholes calculations.

Response:

In response to the Staff’s comment, Note 4 to the unaudited pro forma condensed combined financial statements in the proxy statement / prospectus has been revised to reflect a sensitivity analysis of 32% and to remove the reference to the expected volatility used in PepsiCo’s most recent weighted-average Black-Scholes fair value assumptions.

PepsiCo supplementally advises the Staff that the 17% expected volatility used in the Black-Scholes model as of September 5, 2009 is based upon movements in PepsiCo’s stock price over the most recent historical period equivalent to the expected life of options granted, approximately 6-7 years, consistent with PepsiCo’s expectation of the volatility of PepsiCo’s stock price over the expected life of options granted. In arriving at the 32% sensitivity rate used, PepsiCo observed a 32% fluctuation between the high and low trading prices of PepsiCo common stock between the time the proposed merger with PAS was announced and the time these unaudited pro forma condensed combined financial statements were prepared. PepsiCo believes the fluctuation of PepsiCo’s stock price over this shorter horizon provides a more meaningful sensitivity for the reader based upon the expected time between when these unaudited pro forma condensed combined financial statements were prepared and the ultimate merger date.

Note 9 — Pension and Post-Retirement Benefits, page 132

56.	In order provide an investor with a clearer understanding of this adjustment, please expand your disclosure to clarify why you have presented adjustments eliminating the prior service cost and unamortized actuarial loss associated with Pepsi Bottling Group’s and PepsiAmericas’ respective pension and post- retirement benefit plans.

Response:

In response to the Staff’s comment, Note 9 to the unaudited pro forma condensed combined financial statements in the proxy statement / prospectus has been revised to clarify that the adjustments to eliminate prior service costs and unamortized actuarial losses related to the pension and postretirement benefit plan liabilities of PBG and PAS were recorded as such liabilities will be recorded at an amount representing the funded status of the pension and postretirement benefit plans on the merger date.

Note 10 — Income Taxes, page 132

57.	We note that you have estimated your deferred income tax liability related to the acquisition of PepsiAmericas and Pepsi Bottling Group by applying a 35% tax rate to the fair value adjustments made to assets acquired and liabilities assumed with the exception of goodwill. Please provide us with your calculation of this amount as it is not evident based on your disclosure.

Response:

In response to the Staff’s comment, Note 10 to the unaudited pro forma condensed combined financial statements in the proxy statement / prospectus has been revised to include a table depicting the calculation of the total deferred income tax liability balance reflected as an adjustment to the unaudited pro forma condensed combined balance sheet as of September 5, 2009.

Note 11 — Investments in Noncontrolled Affiliates, page 132

58.	We note you estimate the recognition of a gain of $300-$600 million in connection with the acquisition of PepsiAmericas and a gain of $400-$900 million in connection with the acquisition of Pepsi Bottling Group. It also appears that you have recorded a pro forma adjustment to retained earnings equal to the median estimated gain associated with the acquisition of each of these entities. It does not appear that the amounts recorded for these pro forma adjustments meet the factually supportable criteria per Article 11-02 of Regulation S-X. Please revise or advise.

Response:

In response to the Staff’s comment, Note 11 to the unaudited pro forma condensed combined financial statements in the proxy statement / prospectus has been revised. PepsiCo supplementally advises the Staff that the gain is deemed to be factually supportable as the amount is calculated based on PepsiCo’s existing equity ownership in PBG and PAS and is directly attributable to the mergers becoming effective. In response to the Staff’s comment, the disclosure in the proxy statement / prospectus has been revised to remove the ranges of estimated gains and add a sensitivity analysis. PepsiCo supplementally advises the Staff that the sensitivity analysis is intended to enhance the understanding of the relationship of the potential gains on the previously held equity interests to changes of 32% in PepsiCo’s stock price, consistent with the estimated volatility discussed in Note 4.

Exhibit 99.1 — Form of Proxy

59.	Please revise to indicate that the form of proxy card is a preliminary copy. Refer to Rule 14a-6(e)(1).

Response:

In response to the Staff’s comment, the form of proxy card has been revised to indicate that it is a preliminary copy.

**************

Please contact the undersigned at (212) 450-4083, George R. Bason, Jr. at (212) 450-4340 or Marc O. Williams at (212) 450-6145 should you require further information or have any questions.

Sincerely,
/s/ John H. Butler
John H. Butler